[IntercontinentalExchange, Inc. Letterhead]

July 26, 2012

Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C.  20549

Re:	IntercontinentalExchange, Inc. Form 10-K for year ended 12/31/2011 Filed on February 8, 2012
File No. 001-32671

Dear Ms. Gowetski:

We are in receipt of the letter, dated June 19, 2012, which we received via e-mail on July 19, 2012, to Scott A. Hill, Senior Vice President and Chief Financial Officer of IntercontinentalExchange, Inc. (the “Company”), from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.

We have reviewed the comment and set forth our response below. To facilitate the staff’s review, the text of each numbered comment is reproduced in bold immediately preceding our corresponding response. Additionally, the Company has filed a copy of this letter via EDGAR.

Form 10-K for the Year Ended December 31, 2011

General

1.
We note you disclose that your systems and those of your third party service providers may be vulnerable to cyber attacks, breaches, unauthorized access and viruses and that recently groups have targeted the financial services industry.  If you have experienced any of these or other cyber incidents in the past, beginning with your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure.  Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Jennifer Gowetski Securities and Exchange Commission	-2-

Response

The Company has not experienced any material direct cyber attacks, breaches, unauthorized access or viruses or other material cyber incidents in the past.  To the extent the Company experiences a material cyber incident in the future, the Company will disclose such incident in the appropriate filing.

Notwithstanding the above statement and as disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, there were phishing and hacking incidents in 2010 and 2011 in relation to European Union Emissions Allowances, or EUAs, at various European Emissions Registries, established under the European Emissions Trading Scheme.  A futures contract in relation to the delivery of EUAs trades on our electronic platform at ICE Futures Europe.  The phishing and hacking incidents resulted in unauthorized transfers of certain affected EUAs from accounts in various European registries. The affected EUAs were transferred between registry accounts and eventually some affected EUAs were delivered by clearing members to the registry accounts of one of our clearing houses, ICE Clear Europe, in the United Kingdom pursuant to delivery obligations under relevant ICE Futures Europe contracts. Further, some affected EUAs were delivered to the registered accounts of ICE Clear Europe as collateral. We understand that there was litigation between some market participants in connection with these stolen certificates.  While these incidents did not occur at the Company or any of its subsidiaries, some of the affected EUAs did end up at ICE Clear Europe, which is why we disclosed this information in our Annual Report on Form 10-K.

Finally, the Company confirms that its representatives have reviewed the Division of Corporation Finance’s Disclosure Guidance Topic No. 2.

*  *  *  *

In connection with our response to the staff’s comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Gowetski Securities and Exchange Commission	-3-

If you have any questions about the foregoing, or if you would like to discuss further any of the matters raised in this response letter, please contact the undersigned at (770) 738-2106 or Dean Mathison, Vice President and Controller, at (770) 738-2114.

Sincerely,

/s/ Andrew J. Surdykowski
Andrew J. Surdykowski Vice President, Associate General Counsel

cc:           Jerard Gibson (Securities and Exchange Commission)

Scott A. Hill (IntercontinentalExchange, Inc.)
Johnathan H. Short (IntercontinentalExchange, Inc.)
Dean S. Mathison (IntercontinentalExchange, Inc.)
Jerry Perullo (IntercontinentalExchange, Inc.)

Catherine M. Clarkin (Sullivan & Cromwell LLP)

John Marra (Ernst & Young LLP)